Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Fourth Quarter and Full Year 2024 Financial Results

2024 Full-year revenues increased by 5.2% year over year, reaching a record-breaking $2.76 billion, while net income grew by 24.5% to a record-breaking $79.7 million

OR YEHUDA, Israel, March 20, 2025 (GLOBE NEWSWIRE) -- Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its fourth quarter and full year 2024 results of operations.

Financial Highlights for the Fourth Quarter Ended December 31, 2024

●	Revenues for the fourth quarter ended December 31, 2024, increased by 8.0% year over year, reaching a fourth quarter record-breaking $691.5 million, compared to $640.3 million in the same period last year. Organic growth accounted for approximately 68% of the increase.

●	Operating income for the fourth quarter ended December 31, 2024 increased by 19.1% year over year, reaching a fourth-quarter record-breaking $71.9 million compared to $60.3 million in the same period last year. Organic growth accounted for approximately 61% of the increase.

●	Net income attributable to Formula’s shareholders for the fourth quarter ended December 31, 2024 increased by 27.6% year over year, reaching a fourth quarter record-braking $20.1 million, or $1.28 per fully diluted share, compared to $15.7 million, or $1.01 per fully diluted share, in the same period last year.

Financial Highlights for the Full Year Ended December 31, 2024

●	Revenues for the full year ended December 31, 2024 increased by 5.2% year over year to a full year record-breaking $2.76 billion, compared to $2.62 billion in the same period last year. Organic growth accounted for approximately 75% of the increase.

●	Operating income for the full year ended December 31, 2024 increased by 13.0% year over year reaching $270.5 million, compared to $239.4 million in the same period last year. Organic growth accounted for approximately 74% of the increase.

●	Net income attributable to Formula’s shareholders for the full year ended December 31, 2024 increased by 24.5% year over year reaching $79.7 million, or $5.09 per fully diluted share, compared to $64.0 million, or $4.12 per fully diluted share, in the same period last year.

●	As of December 31, 2024, Formula held 48.21%, 43.51%, 46.71%, 100%, 42.7%, 90.1%, 80%, 100%, 100% and 51% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V., Magic Software Enterprises Ltd., Michpal Technologies Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd., ZAP Group Ltd., Shamrad Electronic (1997) Ltd., and Hashahar Telecom And Electricity Ltd., respectively.

●	Consolidated cash and cash equivalents and short-term bank deposits totaled approximately $563.2 million as of December 31, 2024, compared to $528.2 million as of December 31, 2023.

●	Total equity as of December 31, 2024 was $1.39 billion (representing 46.1% of the total consolidated statements of financial position), compared to $1.31 billion (representing 46.7% of the total consolidated statements of financial position) as of December 31, 2023.

Declaration of Dividend for the Second Half of 2024

●	Based on the Company’s results, the Company’s board of directors approved the distribution of a cash dividend in an amount of NIS 3.45 per share (approximately $0.94 per share) and in an aggregate amount of approximately NIS 52.9 million (approximately $14.4 million).

●	The dividend is payable on May 14, 2025, to all of the Company’s shareholders of record at the close of trading on the Nasdaq Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on April 30, 2025. The dividend will be paid in New Israeli Shekels with respect to the Company’s ordinary shares traded on the Tel Aviv Stock Exchange and American Depositary Receipts traded on the Nasdaq Global Select Market.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

Debentures Covenants

As of December 31, 2024, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $325 million.

●	Actual equity attributable to Formula’s shareholders as of December 31, 2024 was $679.3 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series C and D Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of December 31, 2024 was (6.42%).

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA as of December 31, 2024 was (22.01%).

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “Formula group continues to demonstrate strong and consistent performance, making big strides across multiple fronts, as reflected by our 2024 fourth quarter and full year revenues and operational profits. These results underscore our commitment to driving sustained growth and operational excellence across all segments of our business. We continue to uphold our core values of innovation, professionalism, agility, and transparency across our entire group. These principles enable us to consistently create significant value for our customers by helping them manage, streamline, and accelerate their operations, ultimately contributing to their growth.”

“Last week, Matrix and Magic Software announced the execution of a Non-Binding Memorandum of Understanding for a landmark transaction in which Matrix intends to acquire Magic Software through a merger transaction. Subject to the consummation of this transaction, to the extent completed, Matrix will acquire all outstanding shares of Magic Software through a reverse triangular merger. Upon completion, Magic Software will become a privately held, wholly owned subsidiary of Matrix, and its shares will be delisted from Nasdaq and TASE.”

“Under the terms of the proposed transaction, Magic Software shareholders will receive shares in the merged entity at an exchange ratio of 68.875% / 31.125% between Matrix and Magic Software shareholders, respectively, on a fully diluted basis. The combined entity is expected to attain a total market capitalization of approximately NIS 7.7 billion (approximately $2.1 billion), positioning it among the ten largest publicly traded IT services companies in the United States and the fourth largest among those listed in Europe. This strategic merger is designed to unlock substantial value for shareholders of both companies by creating a more robust, dynamic, and globally competitive organization.”

“To the extent completed, this transaction will mark a defining moment in the history of both Matrix and Magic Software, representing a transformative step forward. By uniting two highly complementary organizations, this merger will create a stronger, more diversified company with expanded capabilities to serve clients worldwide, accelerate technological innovation, and drive long-term value creation. The synergies arising from this combination—across business, technology, and operations—will generate a powerful multiplier effect, enhancing efficiency, broadening market reach, and fostering sustained growth.”

“I have every confidence that the combined entity will be exceptionally well-positioned to capitalize on new opportunities in an evolving digital landscape. This merger is not merely a consolidation, it is a strategic leap forward, enabling us to build a more agile, innovative, and resilient company that delivers exceptional value to all stakeholders, including shareholders, customers, employees, and the broader global market.”

“Matrix reported its best fourth quarter in history with record-breaking results recorded across all its key financial indices: revenues, gross profit, operating income, net income and EBITDA. Matrix revenues for the fourth quarter grew by 4.1% year over year reaching an all-time fourth quarter high of NIS 1.37 billion (approximately $371.8 million). Matrix revenues for the year grew by 6.6% year over year reaching an all-time high of NIS 5.6 billion (approximately $1.51 billion). Operating income for the fourth quarter grew by 18.8%, reaching NIS 120.0 million (approximately $32.5 million). Operating income for the full year grew by 14.4%, reaching NIS 450.0 million (approximately $121.7 million). We are pleased with Matrix’s continued recognition as a market leader in Israel in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable the company to create significant value for its customers in managing, streamlining, accelerating and making its businesses thrive. Matrix operates across all fronts in the technology sector, offering a rich variety of technological solutions, particularly in high-demand areas such as cloud, cybersecurity, digital, data, and AI. Our activities with the defense sector and defense industries continue to be extensive and demonstrate consistent growth. Matrix’s leading position, particularly in high-demand technologies and solutions, its broad range of technological services and solutions, its wide sectoral diversification, and its extensive U.S. operations all enable Matrix to maintain its vitality, value, and leadership in the industry for its clients, partners, and investors. These strengths allow Matrix to continue demonstrating growth even during challenging economic, political, and security periods.”

“Magic Software reported another strong quarter of growth and resilience, with a 13.6% year-over-year increase in revenues, reaching $142.6 million. This performance reflects the continued success of Magic Software’s strategic focus on delivering value to its customers through innovative digital and cloud transformation solutions. While navigating in a dynamic macroeconomic environment, Magic Software’s diversified portfolio and strong client relationships have enabled it to achieve consistent growth and improve operational efficiency. Looking ahead, we are confident in Magic Software’s ability to continue building on this momentum as it further invest in its business and enhance its capabilities to meet the evolving needs of its customers worldwide. Magic Software introduced its 2025 annual revenues guidance in a range of $593 million to $603 million (based on current currency exchange rates) reflecting an annual growth of 7.3% to 9.1% compared to prior year. We are confident in Magic Software’s ability to sustain momentum and drive long-term profitability, delivering lasting value to its shareholders.”

“Sapiens’ revenues for the full year 2024 reached record-breaking $542.4 million, reflecting a 5.4% increase compared to the same period last year. Sapiens Non-GAAP operating income totaled $98.7 million, representing 18.2% of its total revenues. North America led Sapiens global performance with a 6.3% year-over-year revenue increase . By leveraging Sapiens Microsoft cloud strategy and scalable SaaS platform, Sapiens accelerates its clients’ migration to the cloud. Sapiens continued investment in a future-proof, modular, open insurance platform-integrating core capabilities with advanced data analytics and AI-is set to drive further growth. Sapiens is well positioned to deepen relationships with existing customers, capture additional market share, and strengthen growth across all regions.”

“Michpal Technologies’ revenues for the full year 2024 reached a record-breaking NIS 159 million (approximately $43 million), growing 12.0% year over year. Michpal Technologies offers comprehensive proprietary on-premise and web-based payroll software solutions and related services, as well as integrated specialized management systems in the field of financial accounting, taxation, and compliance for accounting professionals (accountants and tax consultants), bookkeepers, controllers, and CFOs. Michpal Technologies continues its strategy of mergers and acquisitions in core and complementary areas, strengthening its market position, expanding its technological capabilities, and enhancing its service offerings—ultimately generating significant value for all stakeholders, customers, and shareholders alike by creating a stronger and more diversified company with enhanced capabilities to serve customers, drive innovation, and generate long-term shareholder value.”

“TSG concluded the fourth quarter and full year of 2024 with record-breaking results, demonstrating significant growth in revenue and profits. Revenues for the fourth quarter increased by approximately 19.2% year over year to a record-breaking NIS 85.6 million (approximately $23.2 million). Revenues for the full year 2024 increased by approximately 9.0% year over year to a record-breaking NIS 322.1 million (approximately $87.1 million). EBITDA for the fourth quarter of 2024 increased by 19.4% year-over-year to NIS 13.5 million (approximately $3.7 million), compared to NIS 11.3 million (approximately $3.0 million) in the same period last year. EBITDA for the full year 2024 increased by 20.4% year-over-year to record-breaking NIS 47.5 million (approximately $12.8 million), compared to NIS 39.5 million (approximately $10.7 million) in the same period last year. TSG continues to advance the expansion and enhancement of its operations while strengthening its marketing and sales capabilities both domestically and internationally. TSG has also expanded product development across its two main sectors and successfully secured numerous tenders with Israeli municipalities during 2024. Following the successful completion of its IPO on the Tel Aviv Stock Exchange, TSG is actively pursuing mergers and acquisitions initiatives to enhance its capabilities and further capitalize on its business potential.”

“Over the past year, Zap Group, Israel’s leading consumer websites company, has demonstrated agility in adapting to evolving market dynamics. The launch of its groundbreaking E-Commerce Marketplace platform marks a pivotal transformation in its business model. By integrating cutting-edge technology and service-driven solutions, Zap Group has enhanced its relationships with small and medium-sized businesses, driving higher sales volumes, while deepening connections with end consumers through a 360-degree, holistic experience. In its first year of operation, the Marketplace platform has delivered remarkable results, with tens of thousands of transactions generating tens of millions of NIS. Currently, over 400 stores feature more than 100,000 products, reflecting strong adoption and success. The platform enables businesses to engage directly with consumers, fostering personalized relationships, leveraging data-driven insights, and effectively managing customer journeys. This innovation positions Zap Group at the forefront of Israel’s digital economy. In response to broader economic challenges, including the geopolitical situation in Israel since October 2023, Zap Group has adopted a prudent approach to investments and operations. While prioritizing operational efficiency and cost optimization, Zap Group remains committed to growth. As it continues to expand its digital platforms, enhance customer engagement, and optimize data management, Zap Group is well-positioned to deliver seamless and value-driven e-commerce experiences.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance in the current period to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends and their duration, including inflation, relatively high interest rates, and supply chain delays, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the degree of our success in developing and deploying new technologies for software solutions that address the updated needs of our customers and serve as the basis for our revenues; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems particularly in the current hybrid office/work-from-home environment; risks related to industries, such as the insurance, healthcare, defense and the telecom, in which certain of our clients operate; risks posed by our global sales and operations, such as changes in regulatory requirements, supply chain disruptions, geopolitical instability, wide-spread viruses and epidemics or fluctuations in currency exchange rates; and risks related to our and our subsidiaries’ principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission on May 15, 2024, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
	Unaudited		Unaudited
Revenues	691,499	640,291	2,757,511	2,620,903
Cost of revenues	511,024	479,066	2,073,477	1,977,192

Gross profit	180,475	161,225	684,034	643,711
Research and development costs, net	22,105	19,748	83,731	77,968
Selling, marketing and general and administrative expenses	84,665	81,133	335,151	326,375
Other income (expenses), net	(1,838)	-	5,369	-
Operating income	71,867	60,344	270,521	239,368

Financial expenses, net	6,903	9,215	22,143	28,334

Income before taxes on income	64,964	51,129	248,378	211,034
Taxes on income	15,695	10,719	56,665	46,075

Income after taxes	49,269	40,410	191,713	164,959
Share of profit of companies accounted for at equity, net	1,784	172	2,077	773

Net income	51,053	40,582	193,790	165,732
Net income attributable to non-controlling interests	30,999	24,869	114,120	101,718

Net income attributable to Formula Systems shareholders	20,054	15,713	79,670	64,014

Earnings per share (basic)	1.31	1.03	5.22	4.19
Earnings per share (diluted)	1.28	1.01	5.09	4.12

Number of shares used in computing earnings per share (basic)	15,306,203	15,302,517	15,304,610	15,301,392
Number of shares used in computing earnings per share (diluted)	15,697,976	15,505,761	15,636,664	15,498,101

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,	December 31,
	2024	2023
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	507,799	451,946
Short-term deposits	55,401	76,224
Trade receivables, net	802,988	721,008
Prepaid expenses and other accounts receivable	89,601	84,670
Inventories	30,728	42,008
Total current assets	1,486,517	1,375,856

NON-CURRENT ASSETS:
Long-term investments and receivables	54,895	52,002
Deferred taxes	33,850	33,361	(*)
Investments in companies accounted for at equity	39,196	20,796
Property, plants and equipment, net	51,942	52,931
Right-of-use assets	156,225	120,651
Intangible assets, net and goodwill	1,192,009	1,143,509
Total non-current assets	1,528,117	1,423,250

Total assets	3,014,634	2,799,106

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Credit from banks and others	141,764	145,973
Debentures	88,578	72,885
Current maturities of lease liabilities	45,240	44,064
Trade payables	292,066	258,649
Deferred revenues	173,958	137,643
Employees and payroll accrual	233,410	209,384
Other accounts payable	103,924	73,124
Liabilities in respect of business combinations	8,365	7,954
Put options of non-controlling interests	52,420	35,987
Total current liabilities	1,139,725	985,663

LONG-TERM LIABILITIES:
Loans from banks and others	62,751	90,887
Debentures	186,294	231,541
Lease liabilities	119,586	84,639
Other long-term liabilities	11,708	12,678
Deferred taxes	42,894	45,711	(*)
Deferred revenues	12,522	4,873
Liabilities in respect of business combinations	8,751	2,622
Put options of non-controlling interests	30,553	21,880
Employees benefit liabilities, net	10,505	10,427
Total long-term liabilities	485,564	505,258

EQUITY
Equity attributable to Formula Systems shareholders	679,338	625,762
Non-controlling interests	710,007	682,423
Total equity	1,389,345	1,308,185

Total liabilities and equity	3,014,634	2,799,106

(*)	Reclassified

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,	December 31,
	2024	2023
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	25,599	30,082
Dividend receivable	12,013	-
Other accounts receivable and prepaid expenses	4,798	5,639	(*)
Total current assets	42,410	35,721

NON-CURRENT ASSETS:
Investment in subsidiaries and a jointly controlled entity (**)
Matrix IT Ltd.	162,133	160,056
Sapiens International Corporation N.V.	264,349	251,658
Magic Software Enterprises Ltd.	133,786	128,549
TSG	20,453	18,998
Michpal Group	69,127	47,936	(*)
ZAP	55,392	60,844	(*)
Other	47,722	24,884	(*)
Total investment in subsidiaries and a jointly controlled entity	752,962	692,925

Other investments and Long term receivables	24,860	22,737
Property, plants and equipment, net	10	11
Total non-current assets	777,832	715,673

Total assets	820,242	751,394

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loans from banks and others	2,294	-
Debentures	45,807	32,126
Trade payables	1,146	137
Other accounts payable	2,109	2,697
Liability in respect of a business combination	-	267
Put options of non-controlling interests	1,005	-
Total current liabilities	52,361	35,227

LONG-TERM LIABILITIES:
Loans from banks and others	3,047
Debentures	85,496	90,405
Total long-term liabilities	88,543	90,405

EQUITY	679,338	625,762

TOTAL LIABILITIES AND EQUITY	820,242	751,394

(*)	Reclassified
(**)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.